Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

       INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Trust for Investment Grade New York Municipals was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows:


                                        Votes
Matter                    Votes For    Withheld
------------------------  ----------   --------
(1)   David C. Arch ....  12,804,861   827,263
      Howard J Kerr ....  12,788,687   843,437
      Jerry Choate .....  12,818,194   813,930
      Suzanne Woolsey ..  12,840,275   791,849